EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 3, 2018 and for the first quarters ended May 26, 2018 and May 20, 2017.

	May 26,	May 20,	February 3,	January 28,	January 30,	January 31,	February 1,
	2018	2017	2018	2017	2016	2015	2014
	(16 weeks)	(16 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
(In millions, except ratio)
Earnings:
Earnings before tax expense	$2,634	$445	$1,484	$2,914	$3,094	$2,649	$2,282
Fixed charges	352	336	1,132	1,037	903	896	797
Capitalized interest	(3)	(5)	(12)	(13)	(9)	(5)	(5)

Pre-tax earnings before fixed charges	$2,983	$776	$2,604	$3,938	$3,988	$3,540	$3,074

Fixed charges:
Interest	$195	$182	$613	$535	$491	$493	$448
Portion of rental payments deemed to be interest	157	154	519	502	412	403	349

Total fixed charges	$352	$336	$1,132	$1,037	$903	$896	$797

Ratio of earnings to fixed charges	8.5	2.3	2.3	3.8	4.4	4.0	3.9